UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. )1

Forest City Realty Trust, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

345605109
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

MICHAEL TRAUBE, ESQ.
GARY J. SIMON, ESQ.
HUGHES HUBBARD & REED LLP
One Battery Park Plaza
New York, New York 10006
(212) 837-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS
STARBOARD VALUE LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,272,223

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
15,272,223

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,272,223

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAME OF REPORTING PERSONS
STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,190,967

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
11,190,967

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,190,967

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAME OF REPORTING PERSONS
STARBOARD VALUE AND OPPORTUNITY S LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,327,356

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
1,327,356

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,327,356

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAME OF REPORTING PERSONS
STARBOARD VALUE AND OPPORTUNITY C LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
754,811

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
754,811

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
754,811

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAME OF REPORTING PERSONS
STARBOARD VALUE R LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
754,811

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
754,811

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
754,811

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAME OF REPORTING PERSONS
STARBOARD VALUE R GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
754,811

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
754,811

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
754,811

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAME OF REPORTING PERSONS
STARBOARD LEADERS ROMEO LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
235,454

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
235,454

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
235,454

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAME OF REPORTING PERSONS
STARBOARD LEADERS FUND LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
235,454

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
235,454

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
235,454

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAME OF REPORTING PERSONS
STARBOARD VALUE A LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
235,454

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
235,454

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
235,454

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAME OF REPORTING PERSONS
STARBOARD VALUE A GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
235,454

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
235,454

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
235,454

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAME OF REPORTING PERSONS
STARBOARD VALUE GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,272,223

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
15,272,223

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,272,223

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAME OF REPORTING PERSONS
STARBOARD PRINCIPAL CO LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,272,223

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
15,272,223

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,272,223

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAME OF REPORTING PERSONS
STARBOARD PRINCIPAL CO GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,272,223

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
15,272,223

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,272,223

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAME OF REPORTING PERSONS
JEFFREY C. SMITH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
15,272,223

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
15,272,223

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,272,223

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAME OF REPORTING PERSONS
MARK R. MITCHELL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
15,272,223

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
15,272,223

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,272,223

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAME OF REPORTING PERSONS
PETER A. FELD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
15,272,223

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
15,272,223

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,272,223

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, $0.01 par value per share (the “Shares”), of Forest City Realty Trust, Inc., a Maryland corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is Terminal Tower, Suite 1100, 50 Public Square, Cleveland, OH 44113.

Item 2.	Identity and Background.

(a)          This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(v)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;

(vi)	Starboard Leaders Romeo LLC, a Delaware limited liability company (“Starboard Romeo LLC”), with respect to the Shares directly and beneficially owned by it;

(vii)	Starboard Leaders Fund LP (“Starboard Leaders Fund”), as a member of Starboard Romeo LLC;

(viii)	Starboard Value A LP (“Starboard A LP”), as the general partner of Starboard Leaders Fund and the managing member of Starboard Romeo LLC;

(ix)	Starboard Value A GP LLC (“Starboard A GP”), as the general partner of Starboard A LP;

(x)
Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Romeo LLC, Starboard Leaders Fund and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;

(xi)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(xii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(xiii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(xiv)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xv)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

(xvi)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)          The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Romeo LLC, Starboard Leaders Fund, Starboard A LP, Starboard A GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)          The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance stockholder value.  Starboard S LLC, Starboard C LP and Starboard Romeo LLC have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  The principal business of Starboard Leaders Fund is serving as a private investment partnership. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Romeo LLC, Starboard Leaders Fund and the Starboard Value LP Account and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Starboard R LP serves as the general partner of Starboard C LP.  Starboard R GP serves as the general partner of Starboard R LP.  Starboard A LP serves as the general partner of Starboard Leaders Fund and the managing member of Starboard Romeo LLC. Starboard A GP serves as the general partner of Starboard A LP. Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)          No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell and Feld are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard C LP, Starboard Romeo LLC and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 11,190,967 Shares beneficially owned by Starboard V&O Fund is approximately $244,241,009, excluding brokerage commissions.  The aggregate purchase price of the 1,327,356 Shares beneficially owned by Starboard S LLC is approximately $29,100,860, excluding brokerage commissions.  The aggregate purchase price of the 754,811 Shares beneficially owned by Starboard C LP is approximately $16,400,674, excluding brokerage commissions.  The aggregate purchase price of the 235,454 Shares beneficially owned by Starboard Romeo LLC is approximately $4,712,868, excluding brokerage commissions. The aggregate purchase price of the 1,763,635 Shares held in the Starboard Value LP Account is approximately $38,673,707, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On March 22, 2018, the Issuer entered into an agreement (the “Agreement”) with certain of the Reporting Persons (collectively, “Starboard”). The following description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the entire Agreement, which is incorporated herein by reference and filed herewith as Exhibit 99.1.

Pursuant to the Agreement, among other things: (i) the Issuer has agreed to accept the resignations of certain members of the Issuer’s board of directors (the “Board”), and to nominate and appoint specified new Board members; (ii) the Issuer has agreed to identify and recommend an additional new independent director and a new Chairman or Executive Chairman of the Board; (iii) the Issuer has agreed that Starboard will have the right to recommend one additional director for appointment to the Board (the “Starboard Appointee”); (iv) until the expiration of a specified standstill period and subject to Starboard’s ownership of a minimum number of Shares and to certain other criteria, Starboard will be entitled to designate replacements for the Starboard Appointee; (v) the Board will nominate, recommend, support and solicit proxies for the agreed directors for election to the Board at the Issuer’s 2018 annual meeting of stockholders (the “2018 Annual Meeting”); (vi) Starboard has agreed to vote all of its Shares in favor of each of those nominees and of certain other matters at the 2018 Annual Meeting, subject to certain conditions; (vii) the Issuer has agreed to appoint the Starboard Appointee as Chairman of the Nominating Committee and certain other directors to certain committees of the Board; and (viii) for the specified standstill period, Starboard will refrain from certain conduct and the Issuer will not take action to increase the size of the Board to more than 13 directors. On April 2, 2018 Starboard recommended Gavin T. Molinelli as the Starboard Appointee.

Except as set forth above or as would occur upon or in connection with completion of, or following, any of the actions set forth below, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 266,733,073 Shares outstanding, as of February 16, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2018.

A.	Starboard V&O Fund

	(a)	As of the close of business on April 4, 2018, Starboard V&O Fund beneficially owned 11,190,967 Shares.

Percentage: Approximately 4.2%

	(b)	1.	Sole power to vote or direct vote: 11,190,967
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 11,190,967
		4.	Shared power to dispose or direct the disposition: 0

	(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.	Starboard S LLC

	(a)	As of the close of business on April 4, 2018, Starboard S LLC beneficially owned 1,327,356 Shares.

Percentage: Less than 1%

	(b)	1.	Sole power to vote or direct vote: 1,327,356
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 1,327,356
		4.	Shared power to dispose or direct the disposition: 0

	(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

C.	Starboard C LP

	(a)	As of the close of business on April 4, 2018, Starboard C LP beneficially owned 754,811 Shares.

Percentage: Less than 1%

	(b)	1.	Sole power to vote or direct vote: 754,811
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 754,811
		4.	Shared power to dispose or direct the disposition: 0

	(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

D.	Starboard R LP

	(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 754,811 Shares owned by Starboard C LP.

Percentage: Less than 1%

	(b)	1.	Sole power to vote or direct vote: 754,811
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 754,811
		4.	Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.	Starboard R GP

	(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 754,811 Shares owned by Starboard C LP.

Percentage: Less than 1%

	(b)	1.	Sole power to vote or direct vote: 754,811
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 754,811
		4.	Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

F.	Starboard Romeo LLC

	(a)	As of the close of business on April 4, 2018, Starboard Romeo LLC beneficially owned 235,454 Shares.

Percentage: Less than 1%

	(b)	1.	Sole power to vote or direct vote: 235,454
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 235,454
		4.	Shared power to dispose or direct the disposition: 0

	(c)	The transactions in the Shares by Starboard Romeo LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

G.	Starboard Leaders Fund

	(a)	Starboard Leaders Fund, as a member of Starboard Romeo LLC, may be deemed the beneficial owner of the 235,454 Shares owned by Starboard Romeo LLC.

Percentage: Less than 1%

	(b)	1.	Sole power to vote or direct vote: 235,454
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 235,454
		4.	Shared power to dispose or direct the disposition: 0

(c)
Starboard Leaders Fund has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Romeo LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

H	Starboard A LP

	(a)	Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Romeo LLC, may be deemed the beneficial owner of the 235,454 Shares owned by Starboard Romeo LLC.

Percentage: Less than 1%

	(b)	1.	Sole power to vote or direct vote: 235,454
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 235,454
		4.	Shared power to dispose or direct the disposition: 0

(c)
Starboard A LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Romeo LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

I.	Starboard A GP

	(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 235,454 Shares owned by Starboard Romeo LLC.

Percentage: Less than 1%.

	(b)	1.	Sole power to vote or direct vote: 235,454
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 235,454
		4.	Shared power to dispose or direct the disposition: 0

(c)
Starboard A GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Romeo LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

J.	Starboard Value LP

(a)
As of the close of business on April 4, 2018, 1,763,635 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Romeo LLC, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 11,190,967 Shares owned by Starboard V&O Fund, (ii) 1,327,356 Shares owned by Starboard S LLC, (iii) 754,811 Shares owned by Starboard C LP, (iv) 235,454 Shares owned by Starboard Romeo LLC, and (v) 1,763,635 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.7%

	(b)	1.	Sole power to vote or direct vote: 15,272,223
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 15,272,223
		4.	Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Romeo LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

K.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 11,190,967 Shares owned by Starboard V&O Fund, (ii) 1,327,356 Shares owned by Starboard S LLC, (iii) 754,811 Shares owned by Starboard C LP, (iv) 235,454 Shares owned by Starboard Romeo LLC, and (v) 1,763,635 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.7%

	(b)	1.	Sole power to vote or direct vote: 15,272,223
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 15,272,223
		4.	Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Romeo LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

L.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 11,190,967 Shares owned by Starboard V&O Fund, (ii) 1,327,356 Shares owned by Starboard S LLC, (iii) 754,811 Shares owned by Starboard C LP, (iv) 235,454 Shares owned by Starboard Romeo LLC, and (v) 1,763,635 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.7%

	(b)	1.	Sole power to vote or direct vote: 15,272,223
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 15,272,223
		4.	Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Romeo LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

M.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 11,190,967 Shares owned by Starboard V&O Fund, (ii) 1,327,356 Shares owned by Starboard S LLC, (iii) 754,811 Shares owned by Starboard C LP, (iv) 235,454 Shares owned by Starboard Romeo LLC, and (v) 1,763,635 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.7%

	(b)	1.	Sole power to vote or direct vote: 15,272,223
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 15,272,223
		4.	Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Romeo LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

N	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 11,190,967 Shares owned by Starboard V&O Fund, (ii) 1,327,356 Shares owned by Starboard S LLC, (iii) 754,811 Shares owned by Starboard C LP, (iv) 235,454 Shares owned by Starboard Romeo LLC, and (v) 1,763,635 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.7%

	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 15,272,223
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 15,272,223

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Romeo LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 22, 2018, Starboard and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On April 4, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Agreement by and between the Issuer and Starboard, dated March 22, 2018.

99.2
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Leaders Romeo LLC, Starboard Leaders Fund LP, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated April 4, 2018.

99.3	Power of Attorney for Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated September 15, 2011.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2018

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD	STARBOARD VALUE LP
By: Starboard Value LP, its investment manager	By: Starboard Value GP LLC, its general partner

STARBOARD VALUE AND OPPORTUNITY S LLC	STARBOARD VALUE GP LLC
By: Starboard Value LP, its manager	By: Starboard Principal Co LP, its member

STARBOARD VALUE AND OPPORTUNITY C LP	STARBOARD PRINCIPAL CO LP
By: Starboard Value R LP, its general partner	By: Starboard Principal Co GP LLC, its general partner

STARBOARD VALUE R LP	STARBOARD PRINCIPAL CO GP LLC
By: Starboard Value R GP LLC, its general partner
STARBOARD VALUE A GP LLC
STARBOARD LEADERS ROMEO LLC
By: Starboard Value A LP, its managing member	STARBOARD VALUE R GP LLC

STARBOARD LEADERS FUND LP
By: Starboard Value A LP, its general partner

STARBOARD VALUE A LP
By: Starboard Value A GP LLC, its general partner

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada
Mark R. Mitchell Director*
Don Seymour Director	Managing Director of dms Governance	dms Governance dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

*Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	17,850	21.5714	02/09/2018
Purchase of Common Stock	7,650	21.7137	02/09/2018
Purchase of Common Stock	255	21.7607	02/13/2018
Purchase of Common Stock	7,650	21.905	02/13/2018
Purchase of Common Stock	561	21.7445	02/14/2018
Purchase of Common Stock	9,384	21.9992	02/14/2018
Purchase of Common Stock	2,550	22.16	02/15/2018
Purchase of Common Stock	12,750	22.2176	02/15/2018
Purchase of Common Stock	2,550	22.5301	02/16/2018
Purchase of Common Stock	5,100	22.5357	02/16/2018
Purchase of Common Stock	2,550	22.2447	02/20/2018
Purchase of Common Stock	2,550	22.2569	02/20/2018
Purchase of Common Stock	10,200	21.8897	02/21/2018
Purchase of Common Stock	5,100	21.915	02/22/2018
Purchase of Common Stock	5,100	21.9558	02/23/2018
Purchase of Common Stock	7,650	22.0148	02/26/2018
Purchase of Common Stock	20,400	21.6093	02/27/2018
Purchase of Common Stock	6,732	21.1906	02/28/2018
Purchase of Common Stock	3,468	21.2149	02/28/2018
Purchase of Common Stock	2,550	21.4353	03/02/2018
Purchase of Common Stock	3,825	21.4648	03/02/2018
Purchase of Common Stock	1,275	21.5151	03/02/2018
Purchase of Common Stock	73,950	19.8468	03/23/2018
Purchase of Common Stock	5,100	19.9143	03/23/2018
Purchase of Common Stock	172,829	19.9371	03/23/2018
Purchase of Common Stock	3,121	19.9775	03/23/2018
Purchase of Common Stock	8,958	19.995	03/26/2018
Purchase of Common Stock	13,437	19.9995	03/26/2018
Purchase of Common Stock	31,352	20.0066	03/26/2018
Purchase of Common Stock	2,240	20.1341	03/26/2018
Purchase of Common Stock	5,616	19.9	03/27/2018
Purchase of Common Stock	24,979	20.06	03/27/2018
Purchase of Common Stock	12,443	20.2304	03/28/2018
Purchase of Common Stock	2,953	20.2898	03/28/2018

STARBOARD VALUE LP

Purchase of Common Stock	41,650	21.5714	02/09/2018
Purchase of Common Stock	17,850	21.7137	02/09/2018
Purchase of Common Stock	595	21.7607	02/13/2018
Purchase of Common Stock	17,850	21.905	02/13/2018

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Purchase of Common Stock	1,309	21.7445	02/14/2018
Purchase of Common Stock	21,896	21.9992	02/14/2018
Purchase of Common Stock	5,950	22.16	02/15/2018
Purchase of Common Stock	29,750	22.2176	02/15/2018
Purchase of Common Stock	5,950	22.5301	02/16/2018
Purchase of Common Stock	11,900	22.5357	02/16/2018
Purchase of Common Stock	5,950	22.2447	02/20/2018
Purchase of Common Stock	5,950	22.2569	02/20/2018
Purchase of Common Stock	23,800	21.8897	02/21/2018
Purchase of Common Stock	11,900	21.915	02/22/2018
Purchase of Common Stock	11,900	21.9558	02/23/2018
Purchase of Common Stock	17,850	22.0148	02/26/2018
Purchase of Common Stock	47,600	21.6093	02/27/2018
Purchase of Common Stock	15,708	21.1906	02/28/2018
Purchase of Common Stock	8,092	21.2149	02/28/2018
Purchase of Common Stock	5,900	21.4353	03/01/2018
Purchase of Common Stock	8,850	21.4648	03/01/2018
Purchase of Common Stock	2,950	21.5151	03/01/2018
Purchase of Common Stock	171,100	19.8468	03/23/2018
Purchase of Common Stock	11,800	19.9143	03/23/2018
Purchase of Common Stock	399,880	19.9371	03/23/2018
Purchase of Common Stock	7,220	19.9775	03/23/2018
Purchase of Common Stock	20,725	19.995	03/26/2018
Purchase of Common Stock	31,088	19.9995	03/26/2018
Purchase of Common Stock	72,539	20.0066	03/26/2018
Purchase of Common Stock	5,181	20.1341	03/26/2018
Purchase of Common Stock	12,995	19.9	03/27/2018
Purchase of Common Stock	57,795	20.06	03/27/2018
Purchase of Common Stock	28,790	20.2304	03/28/2018
Purchase of Common Stock	6,833	20.2898	03/28/2018

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	129,500	21.5714	02/09/2018
Purchase of Common Stock	129,500	21.5714	02/09/2018
Purchase of Common Stock	55,500	21.7137	02/09/2018
Purchase of Common Stock	55,500	21.7137	02/09/2018
Purchase of Common Stock	1,850	21.7607	02/13/2018
Purchase of Common Stock	1,850	21.7607	02/13/2018
Purchase of Common Stock	55,500	21.905	02/13/2018
Purchase of Common Stock	55,500	21.905	02/13/2018
Purchase of Common Stock	4,070	21.7445	02/14/2018
Purchase of Common Stock	4,070	21.7445	02/14/2018
Purchase of Common Stock	68,080	21.9992	02/14/2018
Purchase of Common Stock	68,080	21.9992	02/14/2018
Purchase of Common Stock	18,500	22.16	02/15/2018

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Purchase of Common Stock	18,500	22.16	02/15/2018
Purchase of Common Stock	92,500	22.2176	02/15/2018
Purchase of Common Stock	92,500	22.2176	02/15/2018
Purchase of Common Stock	18,500	22.5301	02/16/2018
Purchase of Common Stock	18,500	22.5301	02/16/2018
Purchase of Common Stock	37,000	22.5357	02/16/2018
Purchase of Common Stock	37,000	22.5357	02/16/2018
Purchase of Common Stock	18,500	22.2447	02/20/2018
Purchase of Common Stock	18,500	22.2447	02/20/2018
Purchase of Common Stock	18,500	22.2569	02/20/2018
Purchase of Common Stock	18,500	22.2569	02/20/2018
Purchase of Common Stock	74,000	21.8897	02/21/2018
Purchase of Common Stock	74,000	21.8897	02/21/2018
Purchase of Common Stock	37,000	21.915	02/22/2018
Purchase of Common Stock	37,000	21.915	02/22/2018
Purchase of Common Stock	37,000	21.9558	02/23/2018
Purchase of Common Stock	37,000	21.9558	02/23/2018
Purchase of Common Stock	55,500	22.0148	02/26/2018
Purchase of Common Stock	55,500	22.0148	02/26/2018
Purchase of Common Stock	148,000	21.6093	02/27/2018
Purchase of Common Stock	148,000	21.6093	02/27/2018
Purchase of Common Stock	48,840	21.1906	02/28/2018
Purchase of Common Stock	48,840	21.1906	02/28/2018
Purchase of Common Stock	25,160	21.2149	02/28/2018
Purchase of Common Stock	25,160	21.2149	02/28/2018
Purchase of Common Stock	18,550	21.4353	03/01/2018
Purchase of Common Stock	18,550	21.4353	03/01/2018
Purchase of Common Stock	27,825	21.4648	03/01/2018
Purchase of Common Stock	27,825	21.4648	03/01/2018
Purchase of Common Stock	9,275	21.5151	03/01/2018
Purchase of Common Stock	9,275	21.5151	03/01/2018
Purchase of Common Stock	537,950	19.8468	03/23/2018
Purchase of Common Stock	537,950	19.8468	03/23/2018
Purchase of Common Stock	37,100	19.9143	03/23/2018
Purchase of Common Stock	37,100	19.9143	03/23/2018
Purchase of Common Stock	1,257,250	19.9371	03/23/2018
Purchase of Common Stock	1,257,250	19.9371	03/23/2018
Purchase of Common Stock	22,700	19.9775	03/23/2018
Purchase of Common Stock	22,700	19.9775	03/23/2018
Purchase of Common Stock	130,325	19.995	03/26/2018
Purchase of Common Stock	195,487	19.9995	03/26/2018
Purchase of Common Stock	456,137	20.0066	03/26/2018
Purchase of Common Stock	32,581	20.1341	03/26/2018
Purchase of Common Stock	81,714	19.9	03/27/2018
Purchase of Common Stock	363,420	20.06	03/27/2018

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Purchase of Common Stock	90,516	20.2304	03/28/2018
Purchase of Common Stock	90,516	20.2304	03/28/2018
Purchase of Common Stock	21,483	20.2898	03/28/2018
Purchase of Common Stock	21,483	20.2898	03/28/2018

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	31,500	21.5714	02/09/2018
Purchase of Common Stock	13,500	21.7137	02/09/2018
Purchase of Common Stock	450	21.7607	02/13/2018
Purchase of Common Stock	13,500	21.905	02/13/2018
Purchase of Common Stock	990	21.7445	02/14/2018
Purchase of Common Stock	16,560	21.9992	02/14/2018
Purchase of Common Stock	4,500	22.16	02/15/2018
Purchase of Common Stock	22,500	22.2176	02/15/2018
Purchase of Common Stock	4,500	22.5301	02/16/2018
Purchase of Common Stock	9,000	22.5357	02/16/2018
Purchase of Common Stock	4,500	22.2447	02/20/2018
Purchase of Common Stock	4,500	22.2569	02/20/2018
Purchase of Common Stock	18,000	21.8897	02/21/2018
Purchase of Common Stock	9,000	21.915	02/22/2018
Purchase of Common Stock	9,000	21.9558	02/23/2018
Purchase of Common Stock	13,500	22.0148	02/26/2018
Purchase of Common Stock	36,000	21.6093	02/27/2018
Purchase of Common Stock	11,880	21.1906	02/28/2018
Purchase of Common Stock	6,120	21.2149	02/28/2018
Purchase of Common Stock	4,450	21.4353	03/01/2018
Purchase of Common Stock	6,675	21.4648	03/01/2018
Purchase of Common Stock	2,225	21.5151	03/01/2018
Purchase of Common Stock	129,050	19.8468	03/23/2018
Purchase of Common Stock	8,900	19.9143	03/23/2018
Purchase of Common Stock	301,604	19.9371	03/23/2018
Purchase of Common Stock	5,446	19.9775	03/23/2018
Purchase of Common Stock	15,632	19.995	03/26/2018
Purchase of Common Stock	23,448	19.9995	03/26/2018
Purchase of Common Stock	54,712	20.0066	03/26/2018
Purchase of Common Stock	3,908	20.1341	03/26/2018
Purchase of Common Stock	9,801	19.9	03/27/2018
Purchase of Common Stock	43,591	20.06	03/27/2018
Purchase of Common Stock	21,715	20.2304	03/28/2018
Purchase of Common Stock	5,153	20.2898	03/28/2018

STARBOARD LEADERS ROMEO LLC (Wholly Owned SPV of the Starboard Leaders Fund LP)

Purchase of Common Stock	24,360	19.995	03/26/2018
Purchase of Common Stock	36,540	19.9995	03/26/2018
Purchase of Common Stock	85,260	20.0066	03/26/2018
Purchase of Common Stock	6,090	20.1341	03/26/2018
Purchase of Common Stock	15,274	19.9	03/27/2018
Purchase of Common Stock	67,930	20.06	03/27/2018